UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
RESULTS OF ANNUAL GENERAL MEETING ON 30 APRIL 2021 - UPDATE STATEMENT

In accordance with the UK Corporate Governance Code, Pearson plc ("Pearson" or the "Company") is providing this update on its ongoing engagement exercise following the outcome of the Annual General Meeting on 30 April 2021, where a significant minority (37.25%) voted against the Company's remuneration report and shareholders opposed the motion to authorise holding general meetings on 14 clear days' notice.

Prior to the Annual General Meeting, Pearson engaged extensively with shareholders as well as the proxy voting agencies, in particular in relation to Andy Bird's remuneration package. In light of the outcome and given the Company's commitment to an ongoing and transparent dialogue with shareholders and their advisers, a further engagement exercise was initiated to discuss how Pearson can continue to engage constructively with shareholders and their advisers.

To date, these conversations have highlighted the importance of the Remuneration Committee's assessment of the performance underpins attached to the co-investment award granted to Andy Bird, the first tranche of which is due to vest following 31 December 2021.  These performance underpins are intended to guard against payment for failure and, as disclosed in the remuneration report of Pearson's 2020 Annual Report, it is the Committee's intention that in assessing these a thorough and robust process will be followed which considers a holistic view of the wider stakeholder experience, including the experience of shareholders, employees, learners, and educators. Full disclosure of the Remuneration Committee's deliberations in this regard will be provided in next year's remuneration report.

In addition, conversations have focused on forward-looking executive remuneration arrangements, in particular both short- and long-term performance measures. In line with typical practice, the Remuneration Committee intends to review performance measures ahead of 2022, to ensure these remain aligned to the Company's strategy. The Remuneration Committee remains mindful of the increasing trend toward use of ESG measures in incentive plans and will take all feedback received during this latest engagement exercise into consideration. Any changes ultimately proposed would be in line with the existing Remuneration Policy and the Committee will consult with shareholders as appropriate depending on the nature of the proposals.

With regard to the resolution on being able to hold general meetings on 14 days' notice, the Company acknowledges there were certain concerns around Pearson's use of this resolution with respect to the 2020 GM. The Company believes that it is an important power to continue to seek in future, to afford flexibility where time may be of the essence on certain matters, but it respects the concerns expressed regarding its use in 2020 and is committed to reflecting those views in any consideration of use of this power, if granted by shareholders, in the future.

Pearson would like to thank all those who have participated in the engagement exercise or will do so in due course, the feedback received is invaluable. Pearson is committed to having a constructive and positive relationship with all its shareholders and their advisers and will continue to engage as appropriate going forward.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 29 October 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary